Barbara A Moran
Attorney at Law
1015 North Semoran Boulevard
#105-465
Casselberry, FL 32707
Phone: 407-263-4026
Fax: 407-263-4024

May 29, 2007

Elaine Wolff
Legal Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 4561

Re:	Legends Business Group, Inc. Form SB-2 Filed on February 13, 2007 File No. 333-140666

Dear Ms. Wolff:

We are in receipt of your May 24, 2007 letter and appreciate your comments. We have revised our filing in response to your comments. We have submitted the EDGAR version for filing on the SEC website, and submit enclosed both unmarked and marked filings as required.

We are responding to your comments sequentially, as follows:

1. The Form D, filed on May 7, 2007 is for the 32,615,000 shares we are seeking to register with this SB-2 filing. There have been no additional shares issued since the filing of this registration statement.

2. The executive compensation section has been corrected to reflect the dollar value of the stock issued to Mr. Powalisz in the stock awards column, rather than the number of shares issued.

3. We have provided updated the financial statements to comply with the requirements of 310(g) of Regulation S-B.

4. The Going Concern, footnote #2, on page F-12 has been corrected to reflect the correct restated accumulated net loss.

5. The financial statements have been labeled as “Restated” and footnote #5 has the appropriate disclosure required by SFAS 154.

6. As discussed in our response to comment 1, above, there have been no recent transactions. The heading “Recent Sales of Unregistered Securities” has been added to the Issuance to Officers and Directors and Issuance to Consultants section.

7. The paragraph in the Issuance to Consultants has been corrected to state that the shares were issued at $0.10 per share for a total of $3,250,000.

8. The Opinion on Legality has been corrected to reflect the 32,615,000 shares that are being registered in this offering.

9. The date of the independent accountant’s consent agrees with the date of the registration statement.

In the course of our review, we corrected the number of shareholders listed on page 26, to 46 rather than 47. There was a previous comment on the number of shareholders, in your March 13 letter, comment 25. There is one shareholder who acted as a consultant and also purchased shares. Her name is listed twice in the offering, since she purchased shares and acted as a consultant. She was double counted in error.

We have amended our registration statement in response to your comments. We have provided a marked document to expedite and assist you with your review.

Sincerely,

/s/ Barbara A. Moran

Barbara A Moran
Attorney at Law

Cc: Larry Powalisz